Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated August 4, 2009
Relating to Preliminary Prospectus Supplement dated August 3, 2009
Registration Statement No. 333-159341
Swift Energy Company
Pricing Term Sheet
5,400,000 Shares of Common Stock

Issuer:	Swift Energy Company

Symbol:	SFY

Shares issued:	5,400,000 shares of common stock

Offering proceeds:	$99,900,000

Shares outstanding after this offering (assuming no exercise of the option to purchase additional shares):	36,589,499 shares of common stock

Public offering price:	$18.50 per share

Underwriting discounts and commissions:	$0.93 per share

Net proceeds to Swift Energy Company, before expenses:	$17.58 per share

Option to purchase additional shares:	810,000 shares

Trade date:	August 5, 2009

Closing date:	August 10, 2009

Book-Running Manager:	J.P. Morgan Securities Inc.

Co-Managers:	UBS Securities LLC Wells Fargo Securities, LLC Credit Suisse Securities (USA) LLC Howard Weil Incorporated Natixis Bleichroeder Inc. RBC Capital Markets Corporation
Use of Proceeds
We will receive net proceeds of approximately $94.6 million from this offering, or $108.8 million if the underwriters exercise in full their option to purchase additional shares, in each case, after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds we receive from this offering to pay down borrowings under our revolving credit facility and to use the funds then made available under our revolving credit facility for general corporate purposes.

Revised Capitalization Disclosure
If the As Adjusted column of the capitalization table on page S-16 of the preliminary prospectus supplement is modified for the offering, Bank borrowings are $133,445, Long-term debt is $533,445, Common stock, $.01 par value, is 370, with 85,000,000 shares authorized, 31,607,453 and 37,007,453 shares issued, and 31,189,499 and 36,589,499 shares outstanding, respectively. Additional paid-in capital is $533,823 and Total stockholders’ equity is $639,267. (All dollar amounts in thousands).
Swift Energy Company previously filed a registration statement on Form S-3 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement became effective on June 26, 2009. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Swift Energy Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.
A copy of the preliminary prospectus supplement and prospectus relating to the offering may be obtained by contacting J.P. Morgan Securities Inc., at 4 Chase Metrotech Center, CS Level, Brooklyn, New York 11245, Attn: Chase Distribution and Support Service, Northeast Statement Processing, or by telephone at 1-800-576-3529.